Dreyfus Family of Funds
200 Park Avenue
New York, New York 10166

March 10, 2010

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Dreyfus California Municipal Income, Inc.
Request for Withdrawal of a Registration Statement on Form N-2. filed with the U.S. Securities and Exchange Commission on October 21,1988
File Nos. 33-24190; 811-5653

Ladies and Gentlemen:

On behalf of the above-referenced Registrant, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement of the Fund on Form N-2 which was filed with the Commission on October 21,1988; along with any exhibits (the "Registration Statement").

The Registrant believes that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors because the Registrant merged into Dreyfus Premier California Tax Exempt Bond Fund, Inc. as of February 24, 2005.

Any questions regarding this matter may be directed to the undersigned at 212-922-6780.

Sincerely,

Dreyfus California Municipal Income, Inc.

By:	/s/Robert R. Mullery
Robert R. Mullery
Vice President and Assistant Secretary